KIWA BIO-TECH PRODUCTS GROUP CORPORATION

August 6, 2008

Karl Hiller,
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Kiwa Bio-Tech Products Group Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2007
File No. 000-33167

Dear Mr. Hiller:

Kiwa Bio-Tech Products Group Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated July 21, 2008 (the “Comment Letter”) addressed to Mr. Lianjun Luo, Chief Financial Officer of the Company, relating to the Company’s Form 10-KSB for fiscal year ended December 31, 2007 (the “Form 10-KSB”) filed with the Commission on March 26, 2008.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and set for our response there under.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 34

COMMENT:

1.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.see.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://see.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(3l) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B.

Please note that the failure to perform or complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:  The Company takes note of the Commission’s comment regarding the Company’s failure to file its report on assessment of its internal control over financial reporting and will file an amended Form 10-KSB disclosing management’s report. We will include revised certifications that include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-B.

•	The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also authorize you to contact our attorneys at K&L Gates llp, specifically Carter Mackley (telephone 206-623-7580), with respect to any matters in this response letter that you would like to discuss in more detail.

       Very truly yours,

Kiwa Bio-Tech Products Group Corporation

By: /s/ Lianjun Luo
Lianjun Luo
Chief Financial Officer

cc:	Joanna Lam Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549	Carter Mackley, Esq. K&L Gates llp 925 Fourth Avenue, Suite 2900 Seattle, WA 98104